UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14491

TIM Participações S.A.
(Exact name of registrant as specified in its charter)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,

Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value

American Depositary Shares, as evidenced by American Depositary Receipts,

each representing five Common Shares

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

________________________

* On September 28, 2020, TIM Participações S.A. (“TIM Participações”) implemented a holding company reorganization (the “Merger”), pursuant to a merger agreement, dated as of August 31, 2020, by and among TIM Participações and TIM S.A. (“TIM”), a wholly owned subsidiary of TIM Participações, which resulted in the merger of TIM Participações with and into TIM, as the surviving company, pursuant to which the shareholders of TIM Participações received one (1) TIM share for every TIM Participações share they held. Upon completion of the Merger on September 28, 2020, TIM became the successor issuer to TIM Participações pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, TIM S.A., as successor to TIM Participações S.A., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 30, 2020

By:	s/ Adrian Calaza
	Name:	Adrian Calaza
	Title:	Chief Financial Officer and Investor Relations Officer